UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2011
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
29 Sudbury Street, Darra,
Queensland, Australia 4076
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F                      ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes                      ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10
EX-99.11
EX-99.12
EX-99.13
EX-99.14
EX-99.15
EX-99.16
EX-99.17
EX-99.18

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant: Metal Storm Limited
Date: July 21, 2011	By:	/s/ Brett Farmer
		Name:	Brett I Farmer
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Appendix 3B

99.2	Metal Storm completes Private Placement

99.3	Appendix 4C — May 2011 Month

99.4	Canadian Small Arms Replacement Program

99.5	Notice under Section 708A (5)(e) of the Corporations Act

99.6	Appendix 3B

99.7	Notice under Section 708A (5)(e) of the Corporations Act

99.8	Appendix 3B

99.9	Meeting To Extend Convertible Notes

99.10	Notice under Section 708A (5)(e) of the Corporations Act

99.11	Appendix 3B

99.12	Metal Storm Notice of Meeting of Noteholders for 29 August 2011

99.13	Results of Extraordinary General Meeting

99.14	Metal Storm and TASER sign MoU

99.15	Metal Storm Chosen for Canadian Small Arms Replacement Program

99.16	Research and Development Tax Concession

99.17	Notice under Section 708A (5)(e) of the Corporations Act

99.18	Appendix 3B